Exhibit 99.1

BROOKFIELD RENEWABLE COMPLETES U.S. HYDRO ACQUISITION

Acquires 33% interest in 417 MW Safe Harbor facility in PJM

HAMILTON, Bermuda, March 28, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) and its institutional partners have completed the previously announced acquisition of a 33% economic interest in the 417 MW Safe Harbor hydroelectric facility from a private seller. Brookfield Renewable will assume approximately 40% of the investment with its institutional partners accounting for the remainder.

Safe Harbor is situated on the Susquehanna River in Pennsylvania and generates an average of 1,100 GWh annually. The facility possesses storage capabilities supporting daily peaking and is one of the largest conventional hydroelectric facilities in the PJM market.

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,000 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com